

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 9, 2017

Nicole Trudeau, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., NW, Suite 500
Washington, DC 20036

Re: **Invesco High Income 2024 Target Term Fund**
Initial Registration Statement
File Nos. 333-217870; 811-23251

Dear Ms. Trudeau:

On May 10, 2017, the Invesco High Income 2024 Target Term Fund ("Fund") filed an initial registration statement ("Registration Statement") on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, the comments given in one section apply to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the Registration Statement.

Cover Page

3. The "Investment Strategy" subsection states in part that the Fund seeks to provide "as high a level of current income as is consistent with the Fund's overall credit strategy, [the declining average maturity of its portfolio strategy], and its objective of returning the original NAV on or about the Termination Date." Please clarify the bracketed language to explain if a declining average maturity is an investment strategy.

Prospectus

PROSPECTUS SUMMARY

Investment Strategy – Page 2

4. This section discloses in part: "The Fund may also gain exposure to the CMBS Index. The CMBX Index is a tradeable index referencing a basket of CMBS and is designed to reflect the creditworthiness of CMBS. Such index poses many of the risks associated with investments directly in CMBS." Two paragraphs later, the disclosure states, "The Fund may, for *cash management purposes*, during a *reasonable start-up period following* this offering, gain exposure without limit in the CMBS index (emphasis added)."
   - Is investment in the CMBX Index a principal strategy or will the Fund invest in the CMBX Index for "cash management purposes" or both? Revise the disclosure to clarify.
   - When does the Fund intend to invest in the CBMX Index (*i.e*. as a principal strategy at any time, or only after the start-up period)? Revise the disclosure to clarify.

   Seven-Year Term – Page 7-9

5. This section states in part: "[T]he Fund's term may be extended, and the Termination Date deferred, *for one period of up to six months by a vote of the Board of Trustees* (emphasis added.)" On page 14, under the section Special Risk Considerations, under the subsection Seven-Year Term, the disclosure states, "The Fund's final distribution to Common Shareholders will be based upon the Fund's NAV at the Termination Date and, *in the event that the Termination Date is extended to the third anniversary of the Termination Date*, as described in "Seven-Year Term," initial investors and any investors that purchase Common Shares after the completion of this offering (emphasis added)." The two sections appear to be inconsistent. Please clarify if and under what circumstances the Fund's term may be extended.

6. The penultimate paragraph states, "the Fund's distributions during the wind-up period of approximately three to six months preceding the Termination Date may consist, in whole or in part, of a return of capital." Please add disclosure that clarifies return of capital is a return of a Shareholder's original investment and is not a return based on the Fund's performance.

   Leverage– Page 49-52

7. The disclosure on page 51 states, "Failure to maintain certain asset coverage requirements could result in an event of default or *entitle the debt holders to elect a majority* of the Fund's Board of Trustees (emphasis added)." Please explain the basis by which a debt holder may be entitled to elect a Fund Board Trustee. Please also explain how this is consistent with Section 16 of the 1940 Act.

* * * * * *

Please respond to each of these comments in a letter to me filed as correspondence on EDGAR and in a pre-effective amendment to the Registration Statement filed pursuant to Rule 472 under the Securities Act. If you believe that you do not need to change the Registration Statement in response to a comment, please indicate as such in your response letter and briefly state the basis for your position.

Although we have completed our initial review of the Registration Statement, it will be reviewed further after our initial comments are resolved. Therefore, we reserve the right to comment further on the Registration Statement and any amendments thereto. After we have resolved all issues, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing a pre-effective amendment, please contact me at (202) 551-6966.

Sincerely,

/s/ Marianne Dobelbower
Marianne Dobelbower
Senior Counsel
Disclosure Review Office